Exhibit 99.1

Date of Dispatch: April 14, 2026

To: All Shareholders

PicoCELA Inc. 2-

34-5 Nihonbashi Ningyocho, Chuo-ku, Tokyo

Representative Director: Hiroshi Furukawa

Convocation Notice of Extraordinary Shareholders’ Meeting

Dear Shareholders,

We would like to express our sincere appreciation for your continued support.

You are hereby notified that the Extraordinary Shareholders’ Meeting of the Company will be held as set forth below. We kindly request your attendance.

If you are unable to attend the meeting, please indicate your approval or disapproval on the enclosed proxy form, affix your seal/signature, and return it to us so that it arrives no later than 5:00 p.m. on April 29, 2026.

Sincerely yours,

Details

1	Date and Time: April 30, 2026 (Thursday) at 10:00 a.m.

2	Venue: Room No. 4, Ningyocho Community Center
2-14-5 Nihonbashi Ningyocho, Chuo-ku, Tokyo

3	Objective of the Meeting
Matters to be Resolved

Proposal No. 1: Partial Amendment to the Articles of Incorporation

Proposal No. 2: Issuance of Class A Preferred Shares by Third-Party Allotment

Proposal No. 3: Election of Two Directors Who Are Not Members of Audit and Supervisory Committee

Please bring the proxy form with you and submit it at the reception desk on the day of the meeting.

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Reference Materials Related to Solicitation of Proxy Voting Rights

1.	Solicitor of Proxy Voting Rights

PicoCELA Inc.

Representative Director: Hiroshi Furukawa

2.	Proposals and Reference Matters

Proposal No. 1 Partial Amendment to the Articles of Incorporation

1.	Reasons for the Proposal

(1)	Amendment to Article 6 (Total Number of Authorized Shares)

In accordance with Article 113, Paragraph 3 of the Companies Act, the total number of authorized shares will be increased in order to secure flexibility for future fundraising and business expansion.

(2)	Establishment of Chapter 3 (Class A Preferred Shares)

To prepare for flexible fundraising, the types and total number of authorized shares will be revised and provisions relating to Class A Preferred Shares will be newly established.

(3)	Other Amendments

Other necessary amendments, including changes to article numbers and chapter numbers, will be made.

2.	Details of Amendments

The proposed amendments are as follows.

The amendments to the Articles of Incorporation under this proposal shall become effective upon the conclusion of this General Meeting.

(Underlined portions indicate amendments.)

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Current Articles	Proposed Amendment

(Total Number of Authorized Shares) Article 6 The total number of authorized shares of the Company shall be 16,615,220 shares.

(Total Number of Authorized Shares) Article 6 The types of authorized shares of the Company shall consist of:

Common Shares that do not provide special provisions regarding matters set forth in each item of Article 108, Paragraph 2 of the Companies Act, and Class Shares as provided in Chapter 3 (hereinafter referred to as “Class A Preferred Shares”).

2 The total number of authorized shares shall be 38,455,220 shares, consisting of: 33,455,220 Common Shares, and 5,000,000 Class A Preferred Shares.

Newly issued

Chapter 3 Class A Preferred Shares (Distribution of Residual Assets)

Article 14 When distributing residual assets, the Company shall distribute to holders of Class A Preferred Shares (hereinafter referred to as “Class A Preferred Shareholders”) or registered pledgees thereof prior to holders of Common Shares, an amount equal to one (1) times the paid-in amount per Class A Preferred Share (the “Class A Preferred Residual Distribution Amount”). If stock splits, consolidations, or similar events occur, appropriate adjustments shall be made to prevent dilution.

2 In the distribution described in the preceding paragraph, if the total amount of residual assets distributed to Class A preferred shareholders and holders of registered pledges on Class A preferred shares is less than the total amount of residual assets allocated to Class A preferred shares, the Company shall distribute the residual assets in proportion to the shareholding ratios of the Class A preferred shareholders and holders of registered pledges on Class A preferred shares.

3 If any residual assets remain after the distribution of the Class A Preferred Residual Asset Distribution Amount to Class A Preferred Shareholders or holders of registered pledges of Class A Preferred Shares, the Company shall distribute to such Class A Preferred Shareholders or holders of registered pledges of Class A Preferred Shares, per Class A Preferred Share, the amount of residual assets per share of Common Stock, multiplied by the number of shares of Common Stock that could be received per share of Class A Preferred Stock if, at that time, Common Stock were to be delivered to the Company in exchange for the Class A Preferred Stock (rounded to the nearest hundredth).

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(Measures in Case of Merger, Share Exchange, Share Transfer, Share Transfer to Third Party, or Company Split)

Article 15 The Company shall, in the event of an absorption-type merger or a merger by formation in which the Company becomes the dissolving company; a share exchange or a joint share transfer in which the Company becomes a wholly-owned subsidiary; a transfer of shares in which a specific third party, together with its subsidiaries and affiliated companies, acquires more than 50% of the total voting rights of the Company’s issued shares; or an absorption-type split involving a distribution of surplus as prescribed in Article 758, Item 8(b) or Article 760, Item 7(b) of the Companies Act, or a new-entity split involving a distribution of surplus as prescribed in Article 763, Paragraph 1, Item 12(b) or Article 765, Paragraph 1, Item 8(b) of the same Act (hereinafter referred to as “Mergers, etc.”) shall ensure that, prior to common shareholders or common registered share pledgees, Class A preferred shareholders or Class A preferred registered share pledgees are allocated shares of the surviving company, the newly established company, or the wholly-owned parent company, as well as cash and other assets (hereinafter referred to as “Allotted Shares, etc.”) in an amount equivalent to the Class A preferred residual asset distribution amount per Class A preferred share.

2 In the allocation described in the preceding paragraph, if the total value of the Allotted Shares, etc. allocated to Class A Preferred Shareholders and Class A Preferred Registered Share Pledgees is less than the total amount of the Class A Preferred Residual Assets, the Company shall allocate the Allotted Shares, etc. in proportion to the shareholding ratios of the Class A Preferred Shareholders and Class A Preferred Registered Share Pledgees.

3 If, after the Allotted Shares, etc. equivalent to the Class A Preferred Residual Asset Distribution Amount have been allocated to Class A Preferred Shareholders or Class A Preferred Registered Share Pledgees, there remain any Allotted Shares, etc. to be allocated to the Company’s shareholders, the Company shall pay to the Class A Preferred Shareholders or Class A Preferred Registered Share Pledgees, per Class A Preferred Share, the amount equivalent to the Allotment Shares, etc. per share of Common Stock, multiplied by the number of shares of Common Stock that could be received per share of Class A Preferred Stock if, at that time, Common Stock were to be delivered in exchange for the acquisition of Class A Preferred Stock by the Company (rounded to the nearest hundredth).

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(Voting Rights)

Article 16 Each Class A Preferred Shareholder shall have one (1) voting right per share at shareholders’ meetings.

(Stock Split, Stock Consolidation, and Subscription Rights)

Article 17 When the Company conducts a stock split or reverse stock split, it shall do so simultaneously and in the same proportion for both common stock and Class A preferred stock.

2 When the Company grants shareholders the right to receive an allocation of offered shares, the right to receive an allocation of offered stock acquisition rights, or the right to receive an allocation of bonds with stock acquisition rights, the Company shall, as appropriate in each case, grant ordinary shareholders the right to receive an allocation of common stock, stock acquisition rights for common stock, or bonds with stock acquisition rights for common stock; and grant Class A preferred shareholders the right to receive an allocation of Class A preferred stock, the right to receive an allocation of stock options for Class A preferred stock, or the right to receive an allocation of bonds with stock options for Class A preferred stock, respectively, simultaneously and in the same proportion.

3 When the Company when making a gratis allocation of shares or a gratis allocation of stock acquisition rights, shall, depending on each case, make a gratis allocation of common shares or a gratis allocation of stock acquisition rights for common shares to common shareholders, and a gratis allocation of Class A preferred shares or a gratis allocation of stock acquisition rights for Class A preferred shares to Class A preferred shareholders, respectively, simultaneously and in the same proportion.

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(Right to Request Conversion into Common Stock)

Article 18. A Class A Preferred Shareholder may, at any time, request the Company to deliver common stock of the Company in exchange for the Class A Preferred Stock held by such shareholder (hereinafter referred to as “Conversion”), subject to the conditions set forth in Paragraph 2 of this Article.

2 The conditions for the Conversion of Class A Preferred Stock shall be as follows:

(1) One share of Class A Preferred Stock may be converted into five shares of common stock. However, if the price of common stock, or the price of ADSs equivalent to the price of common stock, falls to $0.50 or less per share for 20 consecutive trading days, one share of Class A Preferred Stock may be converted into ten shares of common stock.

(2) Adjustment of the Number of Shares to be Converted The number of shares to be converted shall be adjusted as follows if any of the events listed below occurs after the issuance of Class A Preferred Stock.

If the Company conducts a stock split, reverse stock split, or issuance through a shareholder allotment (hereinafter referred to as “Stock Split, etc.”), the number of common shares to be delivered shall be adjusted using the following formula. Number of Shares to be Delivered After Adjustment = Number of Shares to be Delivered Before Adjustment × Ratio of Split or Reverse Split

Proposal No. 2: Issuance of Class A Preferred Shares by Third-Party Allotment

Subject to approval of Proposal No. 1, the Company proposes issuance of Class A Preferred Shares to strengthen its financial position.

Details

1.	Type and Number of Shares Class A Preferred Shares 4,000,000 shares

2.	Payment Amount USD $1.25 per share

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3.	Payment Period May 1, 2026 – May 15, 2026

4.	Matters Concerning the Increase in Capital Stock and Capital Reserve

(1) The amount of the increase in capital stock shall be one-half of the maximum allowable increase in capital stock, etc., with any fraction less than one yen rounded up.

(2) The amount of the increase in capital reserve shall be the amount remaining after subtracting the amount of the increase in capital stock from the maximum allowable increase in capital stock, etc.

5.	Allotment Method and Allottee

All shares shall be allotted by third-party allotment to: About Investment Pte. Ltd.

Proposal 3: Election of Two Directors Who Are Not Members of Audit and Supervisory Committee

In order to reinforce the supervisory function on the Company’s management, we request the election of two Directors who are not Members of Audit and Supervisory Committee. The election of all of the candidates becomes effective when Proposal 2 above is approved and the payment for the issuance of Class A Preferred Shares at Proposal 2 is made during the payment period of May 1, 2026 to May 15, 2026.

Candidate 1): Lim Kien Leong (37 years old) Number of the Company’s shares held: 0

Mr. Lim Kien Leong is the Co-founder and CEO of TranSwap Private Limited. He oversees the day-to-day business operations, as well as the company’s strategic direction and business developments. Lim Kien Leong was previously appointed as the Chief Legal Officer of TranSwap Private Limited and was responsible for all of the company’s legal and regulatory issues, ensuring the company remained compliant with relevant authorities’ regulations. Prior to TranSwap, he gained extensive experience in the field of arbitration, civil and commercial litigation, and corporate law in Singapore and Australia. Lim Kien Leong graduated from the University of Sydney with his Bachelor of Commerce and Bachelor of Laws degrees.

Candidate 2): Jong Han Rey Foo (59 years old) Number of the Company’s shares held: 0

Mr. Jong Han Rey Foo is a partner at KSCGP Juris LLP in Singapore. He was admitted to the Singapore Bar in 1992 and has been practicing law for 25 years. Jong Han Rey Foo has been practicing corporate law, and his present areas of practice include conveyancing, corporate law and civil litigation. After qualifying in 1990 as a Barrister, Jong Han Rey Foo obtained his Master of Law in Corporate and Commercial Laws from Queen Mary College, University of London in 1991.

Notes:	1.	There is no special interest between the Company and the Director candidates.

	2.	Lim Kien Leong and Jong Han Rey Foo are Independent Director candidates.

	4.	The reason for nominating Mr. Lim Kien Leong as a candidate for Independent Director is that we expect him to fulfill supervising function over the management from a perspective based on his experience and knowledge as an expert in corporate management accumulated through his career performing as CEO of TranSwap.

	5.	The reason for nominating Mr. Jong Han Rey Foo as a candidate for Independent Director is that we expect him to fulfill supervising function over the management from a perspective based on his experience and knowledge as an expert in corporate management accumulated through his career serving as a partner at his law firm and his extensive experience as a barrister

	6.	If the election of Lim Kien Leong and Jong Han Rey Foo is approved, the Company plans to renew the liability limitation agreement with both of them, which limits their liability to the minimum amount prescribed under Article 425, paragraph (1) of the Companies Act.

	7.	The Company extends the Directors with Director and Officer Insurance stipulated Article 430-3, paragraph (1) of the Companies Act and mitigates the respective Director’s probable loss to be incurred by the remedy claims that Directors may encounter in the course of performing duties of Directors. The Company extend insurance coverage to the Director candidates if elected.

End

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Proxy Form

To: PicoCELA Inc.

I hereby appoint [Shareholder Name] as my proxy and delegate the following authority.

1. Please attend the Extraordinary General Meeting of Shareholders of PicoCELA Inc. to be held on Thursay, April 30, 2026, and exercise your voting rights in accordance with my instructions (indicated by a circle) regarding the following agenda items.

However, if no instructions regarding approval or disapproval of an agenda item are provided, or if an amendment to an agenda item is submitted, I hereby grant you a blank proxy in either case.

2. Appoint a substitute representative.

Proposal No. 1 Approve / Disapprove

Proposal No. 2 Approve / Disapprove

Proposal No. 3

Candidate 1) Approve / Disapprove

Candidate 2) Approve / Disapprove

End

Date: April _______, 2026

Address:

Name:

Signature/Seal:

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